August 15, 2005

By U.S. mail and facsimile to (508) 222-0220

Grant C. Bennett
President and Treasurer
Ceramics Process Systems Corporation
111 South Worcester Street
P.O. Box 338
Chartley, MA 02712-0338

	RE:	Ceramics Process Systems Corporation
		Form 10-Q for the period ended June 25, 2005
		Filed August 9, 2005

		File No. 0-16088

Dear Mr. Bennett:

      We have reviewed your response letter dated August 5, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.
After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarter ended June 25, 2005

Item 4 Controls and Procedures

1.	Please note that your disclosure controls and procedures
evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to
Item 308(a)(3) of Regulation S-K. If true, please confirm in your response that your evaluation was conducted as of June 25, 2005, as indicated in your certification. Please revise to disclose the correct evaluation date in future filings.

2. We note your revised disclosures. In future filings, please revise to retain your previous disclosure that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In other words, retain this language as well as the language that indicates that the information is also accumulated and communicated to management to allow timely decisions regarding required disclosure.

	3.  	Please also note that you are required to disclose any
change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of your evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation
S-K
and revise your disclosure accordingly in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Grant C. Bennett
Ceramics Process Systems
August 15, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE